EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 30, 2015 and January 31, 2014

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 30,	January 31,
	2015	2014
Net Sales	$446,344	$485,940
Gross Margin	145,350	170,735

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	25,058	33,943
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(16,739)	(3,865)
Net Earnings Attributable to Esterline	$8,319	$30,078

Basic

Weighted Average Number of Shares Outstanding	31,608	31,608

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$0.79	$1.07
Discontinued Operations	(0.53)	(0.12)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$0.26	$0.95

Diluted

Weighted Average Number of Shares Outstanding	31,608	31,608
Net Shares Assumed to be Issued for Stock Options and RSUs	546	622
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	32,154	32,230

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.78	$1.05
Discontinued Operations	(0.52)	(0.12)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.26	$0.93